SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 Gainsco, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   363127101
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                                 (CUSIP Number)

                                 John Daniels
                         6440 North Central Expressway
                                   Suite 503
                               Dallas, TX 75206
                                 (214) 368-9405
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   08/27/2004
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 363127101
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Stallings, Robert W.
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    OO
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        2,383,333

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        2,383,333

    (10) Shared dispositive power:
         0

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(11) Aggregate amount beneficially owned by each reporting person.

     2,383,333
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     8.0%
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(14) Type of reporting person (see instructions).

     IN
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Page 2 of 6 Pages

CUSIP No. 363127101
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    First Western Capital, LLC
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    OO
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    Arizona
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         0

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(11) Aggregate amount beneficially owned by each reporting person.

     0
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).  (1)
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(13) Percent of class represented by amount in Row (11).

     0%
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(14) Type of reporting person (see instructions).

     PN
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(1)     First Western disclaims any interest in the shares owned by Mr.
        Stallings.

Page 3 of 6 Pages

CUSIP No. 363127101
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Reis, James R.
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
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(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    OO
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         0

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(11) Aggregate amount beneficially owned by each reporting person.

     0
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).  (1)
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     0%
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(14) Type of reporting person (see instructions).

     IN
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(1)     Mr. Reis disclaims any beneficial ownership of the shares owned by Mr.
        Stallings.

Page 4 of 6 Pages

Item 1. Security and Issuer.

         Common Stock of Gainsco, Inc. ("Gainsco").

Item 2. Identity and Background.

        (a) With respect to Robert W. Stallings, there is no change in any of the responses to Item 2 from the information previously reported in a Schedule 13D filed on October 5, 2004. The purpose of this Amendment is to report that Mr. Stallings and First Western Capital, LLC, an Arizona limited liability company ("First Western") owned by James R. Reis, have entered into Stock Investment Agreements and other agreements related to the proposed recapitalization of Gainsco, as discussed herein.

        (b) The business address of First Western and Mr. Reis is 1445 Ross Avenue, Suite 5300, Dallas, Texas 75202.

        (c) Mr. Reis is currently a consultant to Gainsco and a private investor. The principal business of First Western is investments. See the response to Item 4 regarding the proposed transactions and employment arrangements involving Messrs. Stallings and Reis following consummation of the proposed transactions.

        (d) Neither First Western nor Mr. Reis has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) Neither First Western nor Mr. Reis has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Reis is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

         No additional securities have been acquired. The agreements discussed under Item 4 hereof will result in the acquisition of Common Stock of Gainsco, which will be paid for by personal investment funds of Mr. Stallings and the exchange of Series B Preferred Stock owned by Mr. Stallings, and by personal investment funds of First Western and Mr. Reis.

Item 4. Purpose of Transaction.

         On August 27, 2004, Mr. Stallings and First Western entered into agreements with Gainsco whereby (i) they would each acquire common stock of Gainsco, and (ii) Messrs. Stallings and Reis would become executive officers of Gainsco. These agreements were entered into by Gainsco concurrently with other agreements for the purpose of recapitalizing Gainsco, and all of such agreements were described in a press release issued by Gainsco on August 27, 2004 and in a report on Form 8-K filed by Gainsco on August 30, 2004 (the "Gainsco 8-K"). Copies of the agreements pertaining to the recapitalization were filed as exhibits to the Gainsco 8-K.

              Messrs. Stallings and Reis have previously served together as senior executives of several companies in the financial services industry, including most recently ING Pilgrim Capital Corporation, an asset management company acquired by ING Group in September, 2000. Prior to their positions at ING Pilgrim Capital Corporation, Messrs. Stallings and Reis were founding officers and shareholders of Express America Holdings Corporation, a publicly held mortgage banking company.

              Mr. Stallings became an investor as well as a member of the Board of Directors of Gainsco in March, 2001, and was retained as a consultant to a Gainsco subsidiary. Since September 6, 2001, Mr. Stallings has also been the non-executive Chairman of the Board of Directors of Gainsco.

              The agreements whereby Gainsco is to be recapitalized are the product of extensive negotiations among Gainsco, Messrs. Stallings and Reis, and the other parties to such agreements, and they are subject to various conditions including the approval of Gainsco's shareholders.

              Pursuant to the Stock Investment Agreement between Gainsco and Mr. Stallings, Mr. Stallings will invest cash and all of the Series B Preferred Stock which he now owns for approximately 13.5 million shares of Gainsco common stock, based on a per share price of $0.60. The Series B Preferred Stock would be valued at approximately $3.4 million, and Mr. Stallings' cash investment would be approximately $4.7 million.

              Pursuant to the Stock Investment Agreement between Gainsco and First Western, First Western will acquire approximately 6.7 million shares of Gainsco common stock for a cash investment of approximately $4.0 million, based on a per share price of $0.60. Mr. Reis also entered into a letter agreement with Gainsco for the purpose of assuring Gainsco concerning certain matters in the Stock Investment Agreement with First Western.

              Because of the long business relationship between Messrs. Stallings and Reis and their contemporaneous decisions to participate in Gainsco's recpitalization and become executive officers of Gainsco, they may be considered a "group" for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the regulations thereunder. They are therefore joining in the filing of this statement. However, each of them individually determined whether to enter into their respective agreements, the amounts which they would invest, the terms of their employment arrangements, and other material terms of the agreements, and they do not have any agreements or arrangements to act in concert with respect to any aspect of their future investment decisions, including voting decisions and dispositions of shares.

              The Stock Investment Agreements with Mr. Stallings and First Western contain "standstill" provisions in which each of them agreed not to acquire additional shares of Gainsco common stock for at least two years following the consummation of the recapitalization transactions, if such acquisition would result in their combined beneficial ownership exceeding 37.5% of all of Gainsco's voting stock (excluding any shares acquired pursuant to incentive stock plans of Gainsco). Such agreements also grant demand registration rights to Mr. Stallings and First Western beginning on the first anniversary of the consummation of the recapitalization transactions.

              Mr. Stallings, First Western and Mr. Reis entered into their respective agreements with Gainsco in order to (i) participate as long-term investors in the recapitalization of Gainsco and (ii) play a significant role in planning and executing strategies seeking to enhance Gainsco's financial position. Upon consummation of the recapitalization transactions, Mr. Stallings will become the executive Chairman of the Board of Directors and Chief Strategic Officer of Gainsco, and Mr. Reis will become Gainsco's Executive Vice President.

              The agreements governing the recapitalization transactions contemplate that, following consummation, the Board of Directors will consist of seven members, including Mr. Stallings. The Stock Investment Agreement between Gainsco and First Western gives First Western a contingent right to designate an individual (including Mr. Reis) to be nominated as a director, subject to the approval of the Nominating Committee of the Board of Directors, but only if Mr. Stallings ceases to serve as a director.


Item 5. Interest in Securities of the Issuer.

        (a) There has been no change in the number of shares beneficially owned by Mr. Stallings from that previously reported. Neither First Western nor Mr. Reis owns any Gainsco Common Stock as of the date hereof.

        (b) No modification from the information previously filed.

        (c) None.

        (d) None.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See the Joint Filing Agreement filed herewith (Exhibit 99.1)

Item 7. Material to be Filed as Exhibits.

         Exhibit 99.1. Joint Filing Agreement.
         Exhibit 99.2. Stock Investment Agreement dated as of August 27, 2004 between Gainsco and Robert W. Stallings.
         Exhibit 99.3. Stock Investment Agreement dated as of August 27, 2004 between Gainsco and First Western Capital, LLC.
         Exhibit 99.4. Letter Agreement dated as of August 27, 2004 between Gainsco and James R. Reis.
         Exhibit 99.5. Employment Agreement dated as of August 27, 2004 between Gainsco and Robert W. Stallings.
         Exhibit 99.6. Employment Agreement dated as of August 27, 2004 between Gainsco and James R. Reis.

Page 5 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 10/05/2004                      /s/ Robert W. Stallings
                                      Name:  Robert W. Stallings

                                      First Western Capital, LLC

Date: 10/05/2004                      /s/ James R. Reis
                                      Name:  James R. Reis
                                      Title: Manager


Date: 10/05/2004                      /s/ James R. Reis
                                      Name:  James R. Reis

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 6 of 6 Pages